August 3, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in our Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
This filing is to provide notice to the U.S. Securities and Exchange Commission (“SEC”) that Blueknight Energy Partners, L.P.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the SEC on August 3, 2016, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the US Securities Exchange Act of 1934.
Respectfully submitted,

BLUEKNIGHT ENERGY PARTNERS, L.P.

By:	Blueknight Energy Partners, G.P., L.L.C
its General Partner

By:	/s/ Alex G. Stallings
Alex G. Stallings
Chief Financial Officer and Secretary